EXHIBIT 12

                      RATIO OF EARNINGS TO FIXED CHARGES



The following table sets forth the ratio of the company's earnings to fixed charges, on a consolidated basis, for the periods indicated:

      Three Months
         Ended
        March 31,               Year Ended December 31,
     --------------      ----------------------------------------

     1997      1996      1996    1995     1994    1993     1992
     ----      ----      ----    ----     ----    ----     ----

     7.5X     7.8X 1/    7.8X    7.6X     7.7X   5.8X 2/   7.7X


For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense of that portion of rental expense deemed to represent interest.

1/ The ratio for 1996 includes the gain from the sale of the Cardinals which increased income before income taxes by $54.7 million. Excluding this gain, the ratio would have been 7.0X.

2/ The ratio for 1993 includes the impact of the company's restructuring charge which decreased 1993 income before income taxes by $401.3 million. Excluding this charge, the ratio would have been 7.5X.